Exhibit 99.B(d)(4)

SCHEDULE A

as last amended February 26, 2009

to the

ADVISORY AGREEMENT

dated January 18, 2008 between

RYDEX VARIABLE TRUST

and

PADCO ADVISORS II, INC.

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance the following fee schedule:

Fund	Rate
Multi-Hedge Strategies Fund	1.15%
Hedged Equity Fund	1.15%

A-1